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                               June 6, 2024

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 16 to
Registration Statement on Form F-1
                                                            Filed May 28, 2024
                                                            File No. 333-267771

       Dear Ivy Lee:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 16 to Registration Statement on Form F-1 filed May 28,
2024

       Consolidated Balance Sheets, page F-3

   1. Please revise to present your non-controlling interest as a separate component of stockholders' equity,
distinct from the equity attributable to the controlling shareholders.
       Consolidated Statements of Cash Flows, page F-6

   2.                                                   It appears the
balances with related parties    line item of $2,450,000 presented in change
                                                        in operating assets and
liabilities includes the decrease in your dividend payable to the ultimate holding
company disclosed in Note 8 on page F-19. Please tell us your basis for presenting dividend
payment in operating activities, as opposed to financing activities.
                                                        Refer to ASC
230-10-45-15.
 Ivy Lee
FirstName  LastNameIvy Lee
SAG Holdings   Ltd
Comapany
June 6, 2024NameSAG Holdings Ltd
June 6,
Page 2 2024 Page 2
FirstName LastName
Item 9. Undertakings, page II-2

3. Revise to provide the undertakings required by Item 512(a) of Regulation S-K.
       Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services